March 24, 2011

Ms. Brittany Ebbertt
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Hampden Bancorp, Inc.
Form 10-K review and comment letter dated March 18, 2011
Request for extension
File No. 1-33144

Dear Ms. Ebbertt:

We are in receipt of your letter dated March 18, 2011.  This letter requests that we respond within ten business days.   It is my intention to reply to this request by Friday, April 1, 2011.  However, for the past few weeks and currently, several of our employees have been ill.  Approximately 25% to 30% of our employees have been out of the bank for more than one day due to this adenovirus.  Specifically, critical finance staff have been or are currently ill.

Again, my goal is to respond to your letter by April, 1, 2011, but I would appreciate a five business day extension.  If approved, we will reply no later than Friday, April 8, 2011.

I would be very grateful for your consideration of this extension.

Sincerely,

/s/ Robert A. Massey

Robert A Massey
Chief Financial Officer